Mail Stop 3561

July 27, 2006

Via U.S. Mail
Mr. Daniel McCarthy
Chairman and Chief Executive Officer
Network Communications, Inc.
2305 Newpoint Parkway
Lawrenceville, GA 30043

>   **Re: Network Communications, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 12, 2006**
>   **File No. 333-134701**

Dear Mr. McCarthy:

We reviewed your filing and have the following comments. Please note that all page references below correspond to the marked version of your filing provided by counsel. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recent Acquisitions and New Products, page 5

1.   To avoid repetitive disclosure, please merge this section with the last paragraph on page 2, which appears to describe these recent acquisitions, or advise.

Ranking, page 9

2.   We note your response to comment 13 from our letter of June 29, 2006. Please revise your disclosure here so that it reflects the disclosure at the bottom of page 15 that "[t]he

Notes will be effectively subordinated in right of payment to all of our secured
indebtedness to the extent of the value of the assets securing such indebtedness."

Online Complementary Services, page 59

3.   Please revise the second sentence of the second paragraph of this section to clarify
        whether the "significant long-term relationships" are contractual. If they are, please file
        the contracts.

4.   Please revise the final paragraph of this section to clarify how many online partners share
        the revenue with you and file the agreements. Revise the last sentence, if true, to clarify
        that none of the content providers who display your material without any monetary
        consideration are exclusive; that is to say, that they display that of other persons in your
        industry as well.

Directors and Executive Officers, page 66

5.   We reissue comment 43 from our letter of June 29, 2006, in part. While we note your
        disclosure regarding Scott Dixon and Edward Barnes in response to our comment, similar
        disclosure problems exist with regard to Marcia Bollinger, Stuart Christian, Glenn Goad,
        and Clayton M. Albertson. In each case, please indicate the person's principal
        occupation at his or her place of employment for the last five years.

Employment Agreements, page 68

6.   We note your response to comment 46 from out letter of June 29, 2006. Please explain
        the reason why the details of the stock purchase opportunities disclosed on pages 69 and
        70 have yet to be finalized after more than a year since the date of the related
        employment agreements. In addition, disclose the number of shares equal to the pool of
        7.5% and 2.5% of fully-diluted GHMC Class A Common Stock available to management
        and the strike price of each stock purchase opportunity; if these terms are not final, please
        so state. Also, please indicate whether the purchase prices for the Class A common stock
        will be equal to the fair value of the shares. We may have further comment upon receipt
        of your response.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-7

7.   We note from your disclosure under the heading "Non-cash investing and financing
        activities" your disclosure for non-cash transaction associated with "Acquisition of
        businesses." These amounts for all periods presented equal the amounts of cash used in
        investing for "Acquisition of businesses." Please clearly explain why you have included

each business acquisition as both a non-cash transaction and a cash transaction or revise accordingly.

Note 1. Organization and Basis of Presentation, page F-9

8. We note your response to comments 52 and 53 from our letter of June 29, 2006. Additionally, please revise to disclose the payment method used by GHMC in order to acquired GMH and NCI. Specifically, break down the purchase price of $390.6 million between cash, stock, and debt offered to the previous stockholders of GMH for consideration of the acquisition of GMH and NCI on January 7, 2005. We also note from your "Business" section on page 50 that NCI was acquired by CVC on January 7, 2005 in a stock transaction. This disclosure conflicts with the statement in Note 1 on page F-9 where you state that GHMC was incorporated to acquire the outstanding stock of GMH and all of its wholly-owned subsidiaries and that on January 7, 2005 the majority of GHMC stock was acquired by CVC for consideration of $383.9 million in cash, which gave CVC 88% ownership of GHMC's outstanding capital stock. Please revise or advise.

9. We note from your revised disclosure that the difference between the previously disclosed net purchase price of $243,224,389 and the revised purchase price of $390,599,389 relates to the long-term liabilities of $147,375,000, which based on your statement of cash flows on page F-8 was settled during the successor period from January 7, 2005 to March 27, 2005. In this regard, if the long-term liabilities of $147,375,000 were assumed by GHMC as part of the GMH and NCI acquisition on January 7, 2005, we would expect this amount to be a component of your allocation of the purchase price for NCI. Currently you disclose that the purchase price was $383.9 million, plus $6.7 million of transaction costs or $390.6 million. If the $390.6 million includes the amount paid for settlement of the $147,375,000 of long-term liabilities, please clearly state so in your disclosure. If the $147,375,000 of long-term liabilities were settled prior to the NCI acquisition and not assumed by GHMC, please revise your financial statements accordingly.

10. We note your response to comment 54 from our letter of June 29, 2006, but do not feel that your response has adequately addressed this comment. Please disclose CVC's and GHMC's primary business reasons for the acquisition of NCI, including a description of the factors that contributed to CVC and GHMC paying a premium that significantly exceeded the fair value of the assets and liabilities acquired in the NCI acquisition that resulted in recognition of goodwill. Refer to the requirements of paragraph 51(b) of SFAS No. 141.

Note 11. Stockholder's Equity, page F-30

11. We note your response to comment 63 from our letter of June 29, 2006. As previously requested, please enhance your disclosure to explain in detail the nature of your "re-

financing" transaction reflected in your consolidated statement of stockholders' equity for the period ended January 6, 2005. As part of your revised disclosure, please clearly label the payment as a "dividend." Also, we do not agree with your conclusion that your statement of stockholders' equity for the period ended January 6, 2005 does not require revision. Accordingly, please revise the consolidated statement of stockholders' equity for the period ended January 6, 2005 to include the $5,231,243 cash dividend paid to the preferred equity holders.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (212) 446-4900
        Joshua Korff, Esq.
        Jason Norton, Esq.
        Kirkland & Ellis LLP